May 14, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	ZS Pharma, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted April 4, 2014

CIK No. 0001459266

Ladies and Gentlemen:

Set forth below are the responses of ZS Pharma, Inc. (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated May 1, 2014, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Company’s response to each comment is set forth immediately below the text of each comment. The Company is concurrently filing an amendment to the Form S-1 (the “Registration Statement”) via EDGAR. Five marked copies of the Registration Statement are included to facilitate your review.

General

1.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: We have filed the following exhibits with the Registration Statement:

• 1.1	Form of Underwriting Agreement

• 4.1	Form of Common Stock certificate

• 10.2	Form of Indemnification Agreement for directors

• 10.3	Fourth Amended Stock Incentive Plan

• 10.4	Form of Stock Option Grant Notice and Incentive Stock Option Agreement under the Fourth Amended Stock Incentive Plan

• 10.5	Form of Stock Option Grant Notice and Restricted Stock Option Agreement under the Fourth Amended Stock Incentive Plan

• 10.9	Form of Employment Agreement

• 10.10	Form of Invention Assignment and Confidentiality Agreement

• 10.11	License Restructuring Agreement, dated December 19, 2011, by and between ZS Pharma, Inc., HemoCleanse, Inc. and UOP LLC

• 10.12	License Agreement, dated December 19, 2011, by and between ZS Pharma, Inc. and UOP LLC

• 10.13	Lease Agreement, dated August 1, 2013, by and between ZS Pharma, Inc. and University of North Texas Health Science Center at Fort Worth

Securities and Exchange Commission

May 14, 2014

• 10.14	Park West Commerce Center Lease, dated February 11, 2013, by and between ZS Pharma, Inc. and PW Commerce Center LP

• 10.15	Lease, dated April 26, 2013, by and between ZS Pharma, Inc. and Renault & Handley Oakmead Solar Joint Venture LP

• 10.16	Sublease, dated October 18, 2013, by and between ZS Pharma, Inc. and InB: Hauser Pharmaceutical Services, Inc.

• 10.17	Engagement Agreement, dated September 27, 2010, by and between ZS Pharma, Inc. and Salem Partners LLC

• 10.18	Engagement Agreement, dated June 29, 2012, by and between ZS Pharma, Inc. and Salem Partners LLC

• 23.1	Consent of independent registered public accounting firm

• 24.1	Powers of Attorney (contained on the signature page to this Registration Statement)

We acknowledge the Staff’s comment and undertake to file all omitted exhibits and legal opinions as soon as possible to allow adequate time for the Staff to review prior to our request to accelerate the effectiveness of the Registration Statement.

2.	Please provide us proofs of any additional graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: We do not currently intend to include any additional graphic, visual or photographic material in the printed prospectus other than our Company logo, which currently appears on the front and back cover pages of the Registration Statement, and the other graphics that are currently included in Registration Statement. If, following the date of this letter, we determine to include additional graphic, visual or photographic material in the printed prospectus, we will provide proofs of such material to the Staff prior to its use.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: In response to the Staff’s request, we have provided in a supplemental letter, which we will deliver under separate cover, a copy of the only written communications, as defined in Rule 405 under the Securities Act, that we or anyone authorized to do so on our behalf, have presented to potential investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in our offering have confirmed to us that they have not published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act. If, following the date of this letter, any such reports are published or distributed, we will supplementally provide such reports to the Staff.

Securities and Exchange Commission

May 14, 2014

Risk Factors

“We have a limited operating history… ” page 9

4.	We note statements in the draft registration statement indicating substantial doubt about your ability to continue as a going concern on pages 60, 143 and F-2, including the report of your independent registered public accounting firm. Accordingly, please add language to this risk factor specifically addressing the doubts expressed by your auditor concerning your ability to continue as a going concern.

Response: We have revised the Registration Statement as requested. Please see page 9 of the Registration Statement.

“If we fail to attract and keep senior management …,” page 19

5.	Please identify the members of your senior management to whom you refer in this risk factor and disclose, if applicable, any past difficulties attracting or retaining highly qualified personnel as well as knowledge of any departures in the foreseeable future.

Response: We have revised the applicable risk factor in the Registration Statement to identify the members of senior management as requested. Please see page 19 of the Registration Statement. We respectfully advise the Staff that we have not had any past difficulties attracting or retaining highly qualified personnel and, at present, do not have any knowledge of any departures in the foreseeable future.

Use of Proceeds, page 44

6.	We note your statement that it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the purposes you have listed. However, if the company has specific purposes in mind for the use of proceeds, Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each such purpose. This is required even if, as you state, management will retain broad discretion over the use of the net proceeds and that the amount and timing of your actual expenditures will depend on numerous factors. Please make any necessary conforming changes to your Prospectus Summary as well.

Response: In response to the Staff’s comment, we have revised the Registration Statement to provide placeholders for the approximate amount intended to be used for each listed purpose. Please see pages 5 and 44 of the Registration Statement. We will update the Registration Statement to include dollar amounts once the estimated net proceeds from the offering have been determined.

Securities and Exchange Commission

May 14, 2014

Capitalization, page 46

7.	Please tell us why the issuance of the 4,764,629 shares of Series D Redeemable Preferred Stock on February 28, 2014 and the subsequent conversion into common stock upon the consummation of this offering is excluded from the pro forma capitalization.

Response: We have revised the Registration Statement to include the issuance of 4,764,629 shares of Series D Redeemable Preferred Stock and the subsequent conversion into common stock in the pro forma capitalization. Please see pages 46 and 47 of the Registration Statement.

Dilution, page 49

8.	You state that your net tangible book value represents total tangible assets less total liabilities and convertible preferred stock. Yet the calculated amount $9.1 million appears to exclude your convertible preferred stock. Please advise.

Response: We acknowledge the Staff’s comment and advise that the amount of net tangible book value as of December 31, 2013 was correctly calculated and did not include convertible preferred stock. We have revised the statement on page 49 of the Registration Statement to remove the reference to deducting convertible preferred stock in the calculation of net tangible book value.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Estimates Stock-Based Compensation, page 57

9.	We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Response: We acknowledge that the Staff may have additional comments on our accounting for stock compensation or any beneficial conversion features once we have disclosed an estimated offering price. When available, we will supplementally provide the Staff with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance for the preceding twelve months.

Business Overview, page 64

10.	Please disclose whether you currently have any active INDs. If so, please specify the filing date(s), indication(s) and name of the sponsor, if not the company, for which you have any active INDs.

Response: We have revised the Registration Statement as requested. Please see page 74 of the Registration Statement.

Securities and Exchange Commission

May 14, 2014

Hyperkalemia Background

Cardio-Renal Protective RAAS Inhibitor Therapy is Limited by Hyperkalemia Outcomes Studies Demonstrate the Importance of RAAS Inhibitor Therapy, page 68

11.	Please spell out and provide the meaning of the abbreviated term “NIDDM.”

Response: We have revised the Registration Statement as requested. Please see page 69 of the Registration Statement.

ZS-9 Clinical Development Program and Regulatory Pathway, page 73

12.	Please briefly summarize any pertinent feedback received in your meetings with the FDA concerning your trial design and the adequacy of your proposed clinical package and how such feedback has impacted, or is expected to impact, your clinical development of ZS-9.

Response: We have revised the Registration Statement as requested. Please see page 74 of the Registration Statement.

Phase II Study, page 75

13.	Please provide a brief explanation of the term “eGFR” as a measurement of CKD.

Response: We have revised the Registration Statement as requested. Please see page 77 of the Registration Statement.

Competition, page 85

14.	Please disclose the stage of development of the competing product candidate being developed by Relypsa in this discussion.

Response: We have revised the Registration Statement as requested. Please see page 87 of the Registration Statement.

Intellectual Property

UOP License Agreement, page 87

15.	We note your statement on page 87 that you “are required to pay UOP a mid-single digit royalty.” We also note your statement on page 54 that you “will owe UOP royalties equal to 5% of worldwide net sales of ZS-9.” Please revise your disclosure on page 87 to provide the same amount of detailed disclosure.

Response: We have revised the Registration Statement as requested. Please see page 89 of the Registration Statement.

Securities and Exchange Commission

May 14, 2014

16.	Please disclose the geographic scope of the rights sublicensed to HemoCleanse, Inc.

Response: We have revised the Registration Statement as requested. Please see page 89 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 117

17.	Please file your Engagement Letter with Salem Partners, LLC as an exhibit to the registration statement or advise us why you believe this agreement need not be filed.

Response: We have filed the Engagement Agreements with Salem Partners, LLC as Exhibit 10.17 and Exhibit 10.18 to the Registration Statement.

Shares Eligible for Future Sale, page 130

18.	When available, please file a form of lock-up agreement as an exhibit to the registration statement.

Response: We have filed a form of lock-up agreement as an exhibit to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (877) 700-0240 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Very truly yours,

ZS PHARMA, INC.

By:	/s/ Todd Creech
Todd Creech
Chief Financial Officer

cc:	Mollie Duckworth, Baker Botts L.L.P.

Michael L. Bengtson, Baker Botts L.L.P.

Alan F. Denenberg, Davis Polk & Wardwell LLP